NIKE, INC.
                  COMPUTATION OF RATIO OF EARNINGS TO CHARGES

                                         Nine Months Ended
                                         February 29 and 28,
                                         __________________

                                        2000           1999
                                        ____           ____

                                           (in millions)

Net income                             $453.1         $357.0
Income taxes                            272.4          233.1
                                       ______         ______

      Income before income taxes        725.5          590.1
                                       ______          _____

Add fixed charges
      Interest expense (A)               32.3           40.1
      Interest component of leases (B)   36.1           31.7
                                       ______         ______

Total fixed charges                      68.4           71.8
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $792.2         $656.5
                                       ======         ======
Ratio of earnings to total fixed
      charges                           11.58           9.14
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.